EXPENSE LIMITATION AGREEMENT

EUBEL BRADY & SUTTMAN ASSET MANAGEMENT, INC.

10100 Innovation Drive, Suite 410

Dayton, Ohio 45342

July 17, 2018

Eubel Brady & Suttman Mutual Fund Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Dear Sirs:

Eubel Brady & Suttman Asset Management, Inc. confirms our agreement with you as follows:

1. You are an open-end management investment company registered under the Investment Company Act of 1940 (the "Act") and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions. You propose to engage in the business of investing and reinvesting the assets of the Eubel Brady & Suttman Income and Appreciation Fund and the Eubel Brady & Suttman Income Fund (individually, a “Fund,” collectively, the “Funds”) in accordance with applicable limitations. Pursuant to an Investment Advisory Agreement dated as of July 15, 2014 (the "Advisory Agreement"), you have employed us to manage the investment and reinvestment of such assets.

2. We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit as provided herein the aggregate ordinary operating expenses incurred by the Funds (the "Limitation"). Under the Limitation, we agree that, until December 1, 2019, such expenses shall not exceed a percentage (the "Percentage Expense Limitation") of the average daily net assets of each Fund equal to 0.35% on an annualized basis. To determine our liability for the Funds’ expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter the ("Prorated Limitation"). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the "Allowable Expenses"). Allowable Expenses include all a Fund's ordinary operating expenses excluding brokerage costs, acquired fund fees and expenses, taxes, interest, expenses incurred under the Fund’s Shareholder Servicing Plan and extraordinary expenses. If the expenses of a Fund for the current day exceed the Allowable Expenses, such expenses for the current day shall be reduced by such excess ("Unaccrued Fees"). If there are cumulative Unaccrued Fees, these amounts shall be paid to us by you subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees that arose more than three years prior to the proposed date of payment, and (2) such payment shall be made only to the extent that it does not cause the Fund's aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation.

3. Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after the Limitation period, or, except as expressly set forth herein, prior to such date.

4. This Agreement shall become effective on the date hereof and may be terminated by either party hereto upon not less than 60 days' prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of a Fund. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not previously reimbursed to us pursuant to the provisions of paragraph 2.

5. This Agreement shall be construed in accordance with the laws of the State of Ohio, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

EUBEL BRADY & SUTTMAN ASSET MANAGEMENT, INC.

By:	/s/ Scott Lundy, Executive Vice President

Agreed to and accepted as of
the date first set forth above.

EUBEL BRADY & SUTTMAN MUTUAL FUND TRUST

By:	/s/ Scott Lundy, President